Prudential Tax-Free Money Fund, Inc.
For the period ended 12/31/05
File number 811-2927

SUB-ITEM 77D
Dryden Large Cap Core Fund

DRYDEN TAX-MANAGED FUNDS

Supplement dated October 7, 2005 to the
Prospectus dated March 1, 2004

Effective September 2005, Jim Scott, Ph.D. is no longer a portfolio manager of the Dryden Large Cap Core Fund, a series of the Dryden Tax-Managed Funds (the Fund). The following disclosure replaces the section of the prospectus entitled "How the Fund is Managed -Portfolio Managers":

Quantitative Management Associates LLC (QMA) is the subadviser to the Fund. QMA is a wholly-owned subsidiary of Prudential Investment Management, Inc. QMA manages equity and balanced portfolios for institutional and retail clients. As of June 30, 2005, QMA had approximately $46 billion in assets under management (including approximately $6 billion in assets for which QMA, as balanced manager, allocates to affiliated and unaffiliated managers). The address of QMA is Gateway Center Two, 100 Mulberry Street, Newark,
New Jersey 07102.

QMA typically follows a team approach in the management of its portfolios. QMA uses a disciplined investment process based on fundamental data, driven by its quantitative investment models. QMA incorporates into its investment process insights gained from its original research and the seasoned judgment of its portfolio managers and analysts. The members of QMA's portfolio management team with primary responsibility for managing the Fund are listed below.

Margaret S. Stumpp, PhD is the Chief Investment Officer of QMA. Maggie is responsible for portfolio management and investment strategy for the Fund. She is portfolio manager for QMA's enhanced index equity portfolios for institutional investors and mutual fund clients. Maggie is extensively involved in quantitative research in asset allocation, security selection and portfolio construction for QMA. Previously, Maggie was employed by the AT&T Treasury department and by Price Waterhouse as a senior consultant.
In both positions, she was responsible for providing expert testimony on economic and financial matters. She has published articles on finance and economics in numerous publications, including, The Financial Analysts Journal, The Journal of Portfolio Management, The Journal of Investment Management and Award Papers in Public Utility Economics. Maggie earned a BA cum laude with distinction in Economics from Boston University, and holds an AM and PhD in Economics from Brown University.

Ted Lockwood is a Managing Director of QMA. Ted is responsible for portfolio management and investment research for the Fund. He oversees QMA's equity area, which includes quantitative equity, derivative, and index funds. He is also responsible for managing portfolios, investment research, and new product development. Previously, Ted was with AT&T and a member of the technical staff at AT&T Bell Laboratories. Ted graduated summa cum laude with a BE in Engineering from Stony Brook University and received an MS in Engineering and an MBA in Finance from Columbia University.

Peter Xu, PhD is a Managing Director of QMA. Peter is responsible for portfolio management and investment research for the Fund. He conducts equity market research, the results of which are used in QMA's stock selection process for all quantitative core equity portfolios. He has published articles in various journals, including The Financial Analysts Journal, The Journal of Portfolio Management, Review of Quantitative Finance and Accounting, and Review of Pacific Basin Financial Markets and Policies. Previously, Peter taught in the business school at the University of Houston. He earned a BS in Nuclear Physics from Fudan University in Shanghai, an MA in Economics from Rice University, and a PhD in Finance from the University of Houston.